UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     March                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑     Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes  ☐     No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
TELKOM FILES YEAR END 2007 AUDITED FINANCIAL STATEMENTS AFTER MARCH 31, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date March 27, 2008	By	/s/ Harsya Denny Suryo

(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL. 48/PR000/COM-10/2008
TELKOM FILES YEAR END 2007 AUDITED FINANCIAL STATEMENTS
AFTER MARCH 31, 2008
Jakarta, March 27, 2008 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or the “Company”) hereby inform that the company will file its audited consolidated financial statements for the year ended December 31, 2007 after March 31, 2008 at the latest June 30, 2008 which is in compliance with the United States Securities and Exchange Commission (“US SEC”) requirements.
Inline with Bapepam-LK Regulation No.X.K.7 dated March 30 2007 regarding “Deadline for the filing of Financial Statement and Annual Reports for Public Companies whose shares are Listed in the Indonesian Stock Exchange and Other Foreign Stock Exchange”, the deadline for the filing of TELKOM’s Audited Financial Statements to Bapepam does not follow the March 31st deadline as regulated based on the Bapepam Regulation No.X.K.2 regarding “Financial Statements Filing Obligation”, and will comply with the deadline as stipulated in US-SEC.
The Company is currently in the process of completing its Integrated Audit of 2007 by KAP Haryanto Sahari dan Rekan (a member firm of PricewaterhouseCoopers), covering audit of the Company’s Internal Control over Financial Reporting (ICOFR) and audit on the Company’s Financial Statements (Financial Audit). The audit of the Company’s financial statements is conducted in accordance with Generally Accepted Auditing Standard in Indonesia and United States of America. The Company’s financial statements disclose certain significant differences in generally accepted accounting principles in Indonesia and United States of America and the reconciliation of the differences.

HARSYA DENNY SURYO VP Investor Relations & Corporate Secretary

For further information, please contact:

Investor Relations & Corporate Secretary Unit
Phone:	62-21-5215109
Fax:	62-21-5220500
E-mail:	investor@telkom.co.id
Website:	www.telkom-indonesia.com
Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2004 financial statements, constitute forward-looking statements which involve risks and uncertainties. Investors should not place undue reliance on such statements.